

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Heidi Lewis
Executive Vice President, General Counsel and Secretary
Target Hospitality Corp.
2170 Buckthorne Place, Suite 440
The Woodlands, TX 77380-1775

> **Re: Target Hospitality Corp.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2019**
> **File No. 333-230747**

Dear Ms. Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities